July 26, 2024

Weiqi Huang
Chief Executive Officer and Chairman of the Board
Skycorp Solar Group Ltd
Room 303, Block B
No.188 Jinghua Road, Yinzhou District
Ningbo City, Zhejiang Province
China, 315048

       Re: Skycorp Solar Group Ltd
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted July 2, 2024
           CIK No. 0002001288
Dear Weiqi Huang:

     We have reviewed your amended draft registration statement and have the following comment(s).

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
January 19, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted July 2,
2024
About This Prospectus
Conventions that Apply to This Prospectus, page ii

1. We note your response to prior comment 3 and reissue. Please revise your definition of
       Hong Kong, or state clearly in an appropriate discussion of legal and operational risks, that the legal and operational risks associated with operating in China also apply to operations in Hong Kong. We note your statement that your Hong Kong subsidiary,
       GreenHash Limited, a Hong Kong entity within your corporate structure, does not currently have any business operations.
 July 26, 2024
Page 2

Risk Factors
Risks Related to Doing Business in China
We may not be able to adequately protect and maintain our intellectual property., page 32

2. To the extent applicable, please revert to disclose the last sentence of this risk factor previously disclosed (i.e., "Enforcement of judgements in China is uncertain and even if we are successful in such litigation, it may not provide us with an effective remedy."). We note the volume and significance of patents, trademarks, copy rights, and a domain name associated with your business.
Capitalization, page 45

3. Please revise the table to include debt as part of total capitalization. Refer to Item 4 of
       Form F-1 and Item 3.B of Form 20-F.
Enforceability of Civil Liabilities, page 48

4. We note your response to prior comment 12 and reissue in part. Please revise your disclosure in this section to similarly reflect your Risk Factor disclosure stating that all of your senior executive officers are located in the PRC. Additionally, identify the relevant individuals by name. Further, please revise your disclosure here and in the relevant risk factor on page 26 to restore the statement that it may be "difficult" for a shareholder to effect service of process, rather than simply "inconvenient."
Related Party Transactions
Due to Related Parties, page 109

5. We note your response to prior comment 24. Please revise to disclose the nature and purpose of the transactions made in this section. In this regard, by way of example, we note that you previously disclosed that the loan received from Gaokui Zhang was for
       "exp[a]nding the HPC business." Please restore or provide disclosure as appropriate.
Financial Statements, page F-1

6. Please update your financial statements and related information to include the interim period ended March 31, 2024 as required by Item 8.A.5 of Form 20-F or tell us why it is not necessary to do so.
Notes to Consolidated Financial Statements
Summary of Significant Accounting Policies
(t) Segment Reporting, page F-15

7. We note your statement in the first paragraph that you are organized in two operating segments and your statement in the second paragraph that you operate in three operating segments. Please revise for consistency. Please also describe your business operations grouped in "Others" column in Note 22 on page F-27.
 July 26, 2024
Page 3

       Please contact Blaise Rhodes at 202-551-3774 or Suying Li at 202-551-3335 if you have questions regarding comments on the financial statements and related matters. Please contact
Kate Beukenkamp at 202-551-3861 or Mara Ransom at 202-551-3264 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:   Mengyi "Jason" Ye